[Hansen Medical Letterhead]
November 13, 2006
Via Edgar and Facsimile
Eduardo Aleman, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Hansen Medical, Inc.
Registration Statement on Form 8-A Filed November 9, 2006 (File No. 000-52310)
Request for Withdrawal
Ladies and Gentlemen:
This letter is filed in reference to the Registration Statement on Form 8-A (SEC File No. 000-52310) (the “Prior Form 8-A”) of Hansen Medical, Inc., a Delaware corporation (the “Company”), which was filed on November 9, 2006 pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company hereby requests the consent of the Securities and Exchange Commission to withdraw the Prior Form 8-A, including all exhibits thereto, without prejudice on the grounds that the Company is filing a new Registration Statement on Form 8-A pursuant to Section 12(b) of the Exchange Act. Accordingly, the Company respectfully requests that the Securities and Exchange Commission include an order withdrawing the Prior Form 8-A in the files for such Prior Form 8-A.
Please send copies of the order consenting to the withdrawal of the Prior Form 8-A to the undersigned at Hansen Medical, Inc., 380 North Bernardo Avenue, Mountain View, California 94043 and to Glen Y. Sato, Cooley Godward Kronish LLP, Five Palo Alto Square, 3000 El Camino Real, Palo Alto, California 94306-2155.
If you should have any questions regarding this application, please contact David G. Peinsipp or Sally A. Kay of Cooley Godward Kronish llp at (650) 843-5000.
Very truly yours,
Hansen Medical, Inc.

By:	/s/ Gary C. Restani

Gary C. Restani
President and Chief Operating Officer

cc:	Steven M. Van Dick, Hansen Medical, Inc.
Glen Y. Sato, Esq., Cooley Godward Kronish llp
Sally A. Kay, Esq., Cooley Godward Kronish llp
David G. Peinsipp, Esq., Cooley Godward Kronish llp